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May 23, 2023

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas Panos
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cano Health, Inc. (“Cano” or the “Company”) PRRN14A Revised Preliminary Proxy Statement on Schedule 14A Filed on May 22, 2023 by Barry Sternlicht et al. (the “Proxy Statement”) File No. 001-39289

Dear Mr. Panos:

Olshan Frome Wolosky LLP, on behalf of Elliot Cooperstone and Lewis Gold, and Willkie Farr & Gallagher LLP, on behalf of Barry Sternlicht, acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated May 22, 2023 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Messrs. Cooperstone and Sternlicht and Dr. Gold (together with the other participants in their solicitation, collectively, the “Former Directors”) and provide the following responses on the Former Directors’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

General

1.	We have reviewed the response provided in reply to prior comment one in our correspondence dated May 19, 2023. Due in part to the timing of the communications made by the Former Directors, the constituency to whom they were directed, and the potential objectives served by making such communications in proximity to an annual meeting for which the Former Directors professed an interest in nominating director candidates and introducing other proposals, we express no opinion on whether those communications constituted solicitations within the meaning of Rule 14a-1(l)(1)(iii). Accordingly, the participants will be making the determination to rely upon the analysis provided on their own and without any reassurance from the staff that such analysis is consistent with staff or agency views. While the staff in the Division of Corporation Finance will not raise any further comments regarding the potential application of Section 14(a) and Regulation 14A to the communications cited in our past correspondence, please confirm for us that the participants will not interpret our decision not to issue additional comments to mean that we agree with the reasoning in your response or otherwise approve of the conclusions reached therein.

May 23, 2023

The Former Directors acknowledge the Staff’s Comment and hereby confirm that they will not interpret the Staff’s decision not to issue additional comments to mean that the Staff agrees with the reasoning provided in our response letter dated May 22, 2023 or otherwise approve of the conclusions provided therein.

2.	The Former Directors assert that on March 7, 2023, Weil, Gotshal & Manges LLP presented an "interim" oral report of its investigative findings to the Board. We have reason to believe, however, that a meeting occurred on February 5, 2023, and the report presented by Weil was final, not interim in nature as represented. Please revise the disclosure to reconcile these two potential inconsistencies with the factual record.

The Former Directors acknowledge the Staff’s Comment and have revised the Proxy Statement to reflect the February 5, 2023 Board meeting accordingly. Please see page 5 of the Proxy Statement.

In addition, the Former Directors provide the below information on a supplemental basis. The investigative findings presented by Weil to the Board at both February 5, 2023 and March 7, 2023 Board meetings were interim in nature. In particular, Weil circulated a “Plan of Action” with respect to its investigation into Dr. Hernandez’s related-party transactions to the Board on March 22, 2023, that provided that its continued investigation would be divided into three focused “buckets” (topics or categories of potential related-party transactions) and that it intended to present its findings on the first “bucket,” relating to potential undisclosed related-party transactions involving Dr. Hernandez’s father, at the Board meeting scheduled for March 30, 2023. However, at the March 30, 2023 Board meeting, Weil provided a status update regarding its progress under the Plan of Action to the Board and stated that it had not been able to complete its investigation into the first “bucket” due to certain individuals refusing to be interviewed and others appearing to be providing untruthful responses. Weil further advised that it had not been able to commence its investigation into the second and third “buckets” and that it therefore could not present its findings under the Plan of Action and required additional time to complete its investigation.

3.	The Former Directors note that Weil reported that Dr. Hernandez, the issuer’s CEO, had received a $30 million loan in February 2022 from Robert Camerlinck and otherwise borrowed approximately $4 million and $4.7 million from other individuals. Another loan amounting to approximately $2 million loan provided to Dr. Hernandez by ITC Rumba, LLC, the vehicle through which Former Director Elliot Cooperstone owns shares of the issuer and of which he is the Managing Partner, has been omitted from this description. Please revise the disclosure to make reference to such loan, or advise us why disclosure of this loan has been omitted.

The Former Directors acknowledge the Staff’s Comment and provide the below response on a supplemental basis. The Former Directors do not believe the promissory note issued by Dr. Hernandez to ITC Rumba, LLC (“ITC Rumba”) on April 14, 2022 (the “ITC Note”) is required to be disclosed pursuant to Rule 14a-101 promulgated under the Exchange Act, as it is not related to a transaction that stockholders are being asked to consider at the Annual Meeting and it does not constitute a future transaction between the Company and a participant.

May 23, 2023

Further, the Former Directors contend that the ITC Note is distinguishable from the loans referenced above, because, among other items and most prominently, the ITC Note was negotiated and the arrangements were agreed to in connection with the closing of Cano’s initial de-SPAC transaction. Specifically, the ITC Note was agreed to in order to facilitate the closing of the de-SPAC transaction and to address certain tax liabilities created by its structure. These tax liabilities did not accrue until approximately April 2022, when the ITC Note was documented. In addition, the ITC Note has below market terms, including a 1.74% per annum interest rate and a 7-year term, which further indicates that the ITC Note was entered into as an accommodation to facilitate the closing of the de-SPAC transaction.

In addition, the ITC Note is also distinguishable from the above related-party transactions as ITC Rumba and by extension, Elliot Cooperstone, are not and were not employees of the Company at the time of the ITC Note’s issuance and have never directly reported to Dr. Hernandez. Since the consummation of the Company’s de-SPAC transaction, neither ITC Rumba nor Mr. Cooperstone have directly sold or entered into any acquisition or other business combination with the Company. In contrast, several of the above referenced loans entered into by Dr. Hernandez were made by individuals who had recently sold businesses to Cano, raising questions surrounding Dr. Hernandez’s recommendations of and whether any quid pro quo understandings were made in connection with such acquisitions.

4.	The Former Directors state that the deadline for stockholders to nominate director candidates or bring stockholder proposals under the advance notice provisions of the Bylaws closed on February 15, “almost a month before the extent of the concerning related-party transactions and stock pledges began to come to light..." To the extent that the issuer's Board of Directors received a report from Weil on its investigative findings on February 5, it appears that the Former Directors had been informed of Weil's investigation and its findings in advance of the nominations deadline and thus also were potentially aware that no Cano stock was pledged in connection with the loans the law firm referenced. Please revise the proxy statement to reconcile any differences with the factual record, or advise.

The Former Directors acknowledge the Staff’s Comment and refer the Staff to their response to Comment 2 above, specifically that as of March 30, 2023, the Weil investigation had not concluded and was still ongoing. In particular, at the March 30, 2023 Board meeting, Weil advised that it had not been able to complete its investigation into the first “bucket” identified under its Plan of Action and had not been able to commence its investigation into the remaining two “buckets”

May 23, 2023

As further described in the response to Comment 5 below, despite Weil’s findings presented at the February 5, March 7 and 30, 2023 Board meetings, at the beginning of the March 30, 2023 Board meeting, the Special Committee announced to the full Board that it had determined that no meaningful disciplinary or remedial action with respect to Dr. Hernandez’s actions was required. The Special Committee made and announced this determination before Weil provided its further interim report and status update on its Plan of Action to the Board during the remainder of the March 30, 2023 Board meeting. The fact that the members of the Special Committee had decided – more than a month after the deadline to submit stockholder nominations and proposals had passed – that Dr. Hernandez’s conduct did not require his termination or other serious remediation gave the Former Directors reason to believe that the Weil investigation would not be completed and other potential material information would not be disclosed or otherwise come to light.

Notwithstanding the foregoing, the Former Directors have revised the Proxy Statement to remove references to Dr. Hernandez’s potential pledging of stock. Please see the Cover Letter to the Proxy Statement and pages 5, 10 and 14 of the Proxy Statement.

5.	The Former Directors assert that the Special Committee of the Board began operating as a “shadow board” by “leading the investigation into Dr. Hernandez’s related-party transactions and whether such transactions had been properly disclosed.” Please revise to disclose, if true, that the investigation into the related-party transactions was conducted at the direction of the entire Board and Weil apprised the full Board of all findings and developments, and discussions regarding disclosure were similarly conducted with the full Board.

The Former Directors acknowledge the Staff’s Comment and respectfully disagree with the above characterizations and provide the following information on a supplemental basis.

While the investigation into Dr. Hernandez’s related-party transaction was conducted at the direction of the entire Board, the Special Committee assumed control of the investigation. On or around the middle of March 2023, the Special Committee hired separate outside counsel, Vinson & Elkins LLP, who assisted the Special Committee in drafting a charter with very broad authority that stripped the Former Directors of the ability to participate in discussions regarding and decisions on Weil’s investigation.

May 23, 2023

Specifically, the Special Committee met in advance of the March 30, 2023 Board meeting and then announced at the full Board meeting that at such meeting of the Special Committee, it had determined that it had “heard enough” and that the Board was “moving on” without taking any meaningful disciplinary action or otherwise taking any steps to remediate the problems raised by Weil. Notably, the Special Committee announced these determinations before Weil presented its further interim findings and status update at the March 30, 2023 Board meeting, including its finding that further investigation was required.

*     *     *     *     *

Please contact the undersigned with any further comments or questions. Thank you.

Sincerely,

/s/ Andrew M. Freedman
Andrew M. Freedman
Counsel for Elliot Cooperstone and Dr. Lewis Gold

/s/ Russell Leaf
Russell Leaf
Counsel for Barry Sternlicht

cc:	Rebecca L. Van Derlaske, Olshan Frome Wolosky LLP

Tariq Mundiya, Willkie Farr & Gallagher LLP

Amanda M. Burke, Willkie Farr & Gallagher LLP